This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the offer to which this document relates, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.
Legend for U.S. Residents: Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Notice of Variation and Extension shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

February 7, 2005
NOTICE OF VARIATION AND EXTENSION
by
GLAMIS GOLD LTD.
of its
OFFER TO PURCHASE
all of the outstanding common shares of
GOLDCORP INC.
for the increased price of 0.92 of a common share of
Glamis Gold Ltd.
for each common share of Goldcorp Inc.
        Glamis Gold Ltd. (“Glamis”) hereby gives notice that it has varied the terms of its Offer (the “Original Offer”) dated January 7, 2005 to purchase all of the outstanding common shares (the “Goldcorp Shares”) of Goldcorp Inc. (“Goldcorp”) by (i) increasing the price offered for each Goldcorp Share from 0.89 of a common share of Glamis (a “Glamis Share”) to 0.92 of a Glamis Share and (ii) extending the expiry time (the “Expiry Time”) of the Offer from 9:00 p.m. (Toronto time) on February 14, 2005 to 9:00 p.m. (Toronto time) on February 24, 2005.

THE OFFER, AS VARIED, IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON FEBRUARY 24, 2005 UNLESS WITHDRAWN OR EXTENDED.
       This Notice of Variation and Extension should be read in conjunction with the Offer to Purchase and Circular (the “Offer and Circular”) dated January 7, 2005. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects to the Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer and Circular. The term “Offer” means the Original Offer, as amended by this Notice of Variation and Extension.

      Shareholders who have validly deposited and not withdrawn their Goldcorp Shares will receive the increased price and need take no further action to accept the Offer. Shareholders who have not already deposited their Goldcorp Shares and who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on BLUE paper) which accompanied the Original Offer or a manually signed facsimile thereof and deposit it, together with the certificates representing their Goldcorp Shares, at one of the offices of the Depositary, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase contained in the Offer and Circular, “Procedure for Guaranteed Delivery”, by using the Notice of Guaranteed Delivery (printed on YELLOW paper) that accompanied the Original Offer or a facsimile thereof. Shareholders whose Goldcorp Shares are registered in the name of a nominee should contact their brokers, investment dealer, bank, trust company, or other nominee for assistance in depositing their Goldcorp Shares to the Offer.
      Questions and requests for assistance may be directed to the Depositary or Georgeson Shareholder Communications Canada, Inc., the Information Agent for the Offer. Contact details for such persons may be found on the back page of this Notice of Variation and Extension. Additional copies of this document, the Offer and Circular and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back page of this document. Additionally, copies of this document and related materials may be found at www.sedar.com and www.sec.gov.
      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Goldcorp Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Glamis may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.
      All dollar references in this Notice of Variation and Extension are in United States dollars, except where otherwise indicated.
The Dealer Manager for the Offer is:
Orion Securities Inc.

In Canada	In the United States
Orion Securities Inc.	Orion Securities (USA) Inc.

SOURCE OF INFORMATION CONCERNING GOLDCORP AND WHEATON RIVER
      The information concerning Goldcorp and Wheaton River Minerals Ltd. contained in this Notice of Variation and Extension has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and which are available at www.sedar.com and from the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Although Glamis has no knowledge that would indicate that any statements contained herein which are taken from or based upon such documents and records or other public sources are untrue or incomplete, Glamis does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and public sources, or for any failure by Goldcorp or Wheaton River to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Glamis.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare the Offer in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Glamis is incorporated or organized under the laws of British Columbia, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Glamis and such persons may be located outside the United States.
      Glamis has filed with the SEC a Registration Statement on Form F-10, as amended, and has mailed the Offer and Circular and this Notice of Variation and Extension to Shareholders concerning the proposed business combination with Goldcorp. GLAMIS URGES SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, OFFER AND CIRCULAR AND THIS NOTICE OF VARIATION AND EXTENSION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Glamis will be available free of charge from Glamis. You should direct requests for documents to Investor Relations, Glamis Gold Ltd., 5190 Neil Road, Suite 310, Reno, Nevada 89502-8502, telephone (775) 827-4600. To obtain timely delivery, such documents should be requested not later than February 17, 2005, five business days before the Expiry Date.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
      U.S. resident Shareholders should be aware that acceptance of the Offer by them as described herein may have tax consequences both in the United States and in Canada. See Sections 15 and 16 of the Circular contained in the Offer and Circular, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Income Tax Considerations”. All tax consequences may not be fully described therein and U.S. resident Shareholders are urged to consult with their tax advisors.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
      This Notice of Variation and Extension, including the pro forma consolidated financial statements of Glamis in Annex A, contains forward-looking statements. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Annex A to the Offer and Circular. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
NON-GAAP FINANCIAL MEASURES
      Glamis uses certain non-GAAP financial disclosures in its reports. The reported cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, Glamis believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. In addition, the difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for Glamis is due to the cost of any incremental ounces put into or sold out of finished goods inventory, compared to those ounces actually produced during the year. For Glamis, there is no significant difference between the total cash cost per ounce of production and total cash cost per ounce sold.

NOTICE OF VARIATION AND EXTENSION
TO: THE HOLDERS OF COMMON SHARES OF GOLDCORP INC.
      By notice to Computershare Investor Services Inc. (the “Depositary”) dated February 7, 2005 and as set forth in this Notice of Variation and Extension (the “Notice of Variation”), Glamis has varied its Offer (the “Original Offer”) dated January 7, 2005 to purchase all of the issued and outstanding Goldcorp Shares. The term “Offer” means the Offer described in Glamis’ Offer to Purchase and Circular (the “Offer and Circular”) dated January 7, 2005, as amended by this Notice of Variation. The Offer is open for acceptance until 9:00 p.m. (Toronto time) on February 24, 2005 (the “Expiry Date”), unless further extended or withdrawn.
      This Notice of Variation should be read in conjunction with the Offer and Circular. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects to the Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Offer and Circular.

1.	Increase in Price Offered for Goldcorp Shares
      Glamis has varied the Original Offer by increasing the price payable for each Goldcorp Share from 0.89 of a Glamis Share to 0.92 of a Glamis Share.
      Assuming that all of the conditions of the Offer are satisfied or waived, all Shareholders whose Goldcorp Shares are taken up under the Offer, including those Shareholders who have already deposited their Goldcorp Shares to the Offer, will receive the increased price for their Goldcorp Shares.
      Based on the volume-weighted average trading price of the Glamis Shares and the Goldcorp Shares on the New York Stock Exchange (the “NYSE”) for the 30 trading days ended December 15, 2004 (the last trading day prior to the announcement of the Original Offer), the increased Offer values each Goldcorp Share at $18.40. The increased Offer represents a premium of approximately 26.7% over the value of the Goldcorp Shares on the NYSE for that period.
      Based on the volume-weighted average trading price of the Glamis Shares and the Goldcorp Shares on the Toronto Stock Exchange (the “TSX”) for the 30 trading days ended December 15, 2004 (the last trading day prior to the announcement of the Original Offer), the increased Offer values each Goldcorp Share at Cdn.$22.11. The increased Offer represents a premium of approximately 27.7% over the value of the Goldcorp Shares on the TSX for that period.
      Based on the closing prices for the Glamis Shares and the Goldcorp Shares on the NYSE and the TSX on Friday, February 4, 2005, (the last trading day prior to Glamis’ announcement of the increase in the Offer price), the increased Offer values each Goldcorp Share at $15.05 and Cdn.$18.86, respectively, and the increased Offer represents additional consideration to Goldcorp shareholders of $0.49 and Cdn.$0.62 per Goldcorp Share, respectively.
      Assuming that all of the Goldcorp Shares that were issued and outstanding as of December 22, 2004, and that all of the Goldcorp Shares that were issuable upon exercise of outstanding Goldcorp Options and Goldcorp Warrants as at December 22, 2004, are tendered to the Offer and taken up by Glamis, Glamis would issue 193,314,694 Glamis Shares, an increase of 6,303,740 Glamis Shares from the Original Offer. The revised pro forma goodwill charge as at September 30, 2004 for the transaction is $1,633.6 million, which is $350.0 million less than that previously stated for the Original Offer. The reason for this reduction in the goodwill charge is the use of recent market prices for Glamis Shares. See Annex A hereto for revised pro forma consolidated financial information as at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003, after giving effect to the acquisition of all of the Goldcorp Shares pursuant to the Offer and Section 4 below, “Summary Pro Forma Financial Information.” This information is derived from and should be read in conjunction with the financial statements and the related notes to those financial statements incorporated by reference or included therein.

2.	Conditions to the Offer
      The conditions to the Offer have not changed. See Section 2 of the Offer to Purchase contained in the Offer and Circular, “Conditions to the Offer”.
      It remains a condition of the Offer that the Shareholders DO NOT APPROVE the resolution (the “Wheaton River Resolution”) proposed by management of Goldcorp to issue up to 200,000,000 Goldcorp Shares in connection with Goldcorp’s offer dated December 29, 2004 to acquire all of the outstanding common shares of Wheaton River. The Wheaton River Resolution will be voted on at the meeting of Shareholders to be held on Thursday, February 10, 2005 (the “Goldcorp Meeting”). If the Wheaton River Resolution is approved by Shareholders, a material condition to the Offer will not be satisfied and the Offer will not proceed.

3.	Extension of the Offer
      By notice to the Depositary on February 7, 2005, Glamis amended the Offer by extending the Expiry Time from 9:00 p.m. (Toronto time) on February 14, 2005 to 9:00 p.m. (Toronto time) on February 24, 2005, unless Glamis withdraws the Offer or further extends the period during which the Offer is open for acceptance. Accordingly, the definitions of “Expiry Date” and “Expiry Time” in the Offer are amended to read in full as follows:

“Expiry Date” means February 24, 2005 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Goldcorp Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day.

“Expiry Time” means 9:00 p.m. (Toronto time) on the Expiry Date.

4.	Summary Pro Forma Financial Information
      The selected pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of KPMG LLP thereon appended hereto as Annex A. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of each of Glamis and Goldcorp as at September 30, 2004 and gives pro forma effect to the acquisition of Goldcorp as if the transaction occurred on September 30, 2004. The pro forma consolidated statement of operations for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003 has been prepared from the unaudited statements of operations of each of Glamis and Goldcorp for the nine months ended September 30, 2004 and from the audited statements of operations of each of Glamis and Goldcorp for the year ended December 31, 2003 and gives pro forma effect to the acquisition of Goldcorp as if the transaction occurred on January 1, 2003.

Glamis Pro Forma Financial Data
(Dollar amounts in millions except per share and gold price data)

			Glamis Actual

	Pro Forma	Pro Forma		As at December 31
	as at	as at	As at	(restated)(2)
	September 30,	December 31,	September 30,
	2004	2003(1)	2004	2003	2002

	(unaudited)
Current assets	$485.1	—	$54.2	$156.2	$180.5
Non-current assets	$3,579.8	—	$517.6	$377.9	$297.3
Total assets	$4,064.9	—	$571.8	$534.1	$477.8
Current liabilities	$49.0	—	$26.8	$10.8	$11.5
Working capital	$436.1	—	$27.4	$145.4	$169.1
Long-term liabilities	$602.7	—	$92.1	$88.6	$77.7
Shareholders’ equity	$3,413.2	—	$452.9	$434.7	$388.6
Common shares outstanding	311,129,372	—	130,694,678	130,133,678	125,978,115
Book value per share	$10.97	—	$3.47	$3.34	$3.08

			Glamis Actual

	Pro Forma for
	the Nine	Pro Forma	For the Nine	For the Year Ended
	Months	For the Year	Months	December 31
	Ended	Ended	Ended	(restated)(2)
	September 30,	December 31,	September 30,
	2004	2003	2004	2003	2002

	(unaudited)
Revenue	$200.4	$346.6	$61.3	$84.0	$80.8
Gross profit(4)	$120.5	$217.0	$31.5	$42.4	$39.7
Net earnings	$16.0	$43.2	$14.8	$18.2	$13.8
Net earnings from continuing operations before extraordinary items and cumulative effect of change in accounting principles(3)	$16.0	$43.2	$14.8	$18.2	$13.8
Basic earnings per share	$0.05	$0.14	$0.11	$0.14	$0.14
Diluted earnings per share	$0.05	$0.14	$0.11	$0.14	$0.14
Net cash provided by operating activities	$55.9	$122.2	$25.2	$27.0	$28.3
Ounces of gold produced	611,678	833,139	149,927	230,294	251,919
Average gold price realized per ounce	$403	$367	$404	$368	$313

(1)	In accordance with Canadian regulatory pronouncements, a pro forma balance sheet was not required to be prepared as at December 31, 2003.

(2)	Effective January 1, 2004, Glamis adopted: (a) retroactively without restatement the use of the fair value method of accounting for stock-based compensation issued to employees; and (b) retroactively with restatement new guidance with respect to the measurement and recognition of asset retirement obligations. The amounts presented for 2003 and 2002 have been restated from those previously presented to give effect to the change in the accounting for asset retirement obligations.

(3)	Since there were no extraordinary items or cumulative effects of changes in accounting principle with respect to the relevant periods, these figures are the same as the amounts reported under the heading “Net earnings” with respect to such periods.

(4)	Gross profit is defined as revenue less cost of sales.

5.	Price Range and Trading Volumes of Glamis Shares and Goldcorp Shares
      The following table updates the reported high and low prices and the average daily volume of trading of the Glamis Shares on the NYSE and the TSX:

	NYSE			TSX

			Average			Average
			Daily			Daily
Calendar Period	High	Low	Volume	High	Low	Volume

	$	$		Cdn.$	Cdn.$
2005
January	16.82	15.58	890,945	20.40	19.26	861,589
February 1-4	16.37	15.90	997,325	20.50	19.68	966,988

Note: Source of data in the table is Bloomberg.
     The following table updates the reported high and low prices and the average daily volume of trading of the Goldcorp Shares on the NYSE and the TSX:

	NYSE			TSX

			Average			Average
			Daily			Daily
Calendar Period	High	Low	Volume	High	Low	Volume

	$	$		Cdn.$	Cdn.$
2005
January	14.79	13.58	1,553,755	18.00	16.77	1,366,251
February 1-4	14.35	13.89	984,200	17.75	17.34	702,859

Note: Source of data in the table is Bloomberg.

6.	Recent Developments
      On January 17, 2005, Glamis filed and commenced mailing to Shareholders, a dissident proxy circular (the “Dissident Circular”) for the Goldcorp Meeting. In the Dissident Circular, Glamis urged Shareholders to vote against the Wheaton River Resolution.
      On January 21, 2005, Goldcorp announced that it was delaying the Goldcorp Meeting until February 10, 2005 and Goldcorp filed and commenced mailing to Shareholders a Directors’ Circular and Supplemental Management Information Circular.
      On January 27, 2005, Glamis filed (and on January 28, 2005 commenced mailing) Supplemental Information to its Dissident Circular.
      On January 28, 2005, Glamis announced that it had retained Citigroup Global Markets Inc. as co-advisor with Orion Securities Inc. in connection with the Offer.
      On February 7, 2005, Glamis gave the Depositary notice of the variation and extension of the Original Offer, as described in this Notice of Variation.

7.	Time for Acceptance
      Goldcorp Shares not previously deposited to the Offer may be deposited in accordance with the provisions of Section 4 of the Offer to Purchase contained in the Offer and Circular, “Time and Manner for Acceptance” until the Expiry Time on the Expiry Date.

8.	Take-up of and Payment for Deposited Goldcorp Shares
      If all of the conditions referred to in Section 2 of the Offer to Purchase contained in the Offer and Circular, “Conditions to the Offer”, have been fulfilled or, where permitted, waived at the Expiry Time, Glamis will take up the Goldcorp Shares deposited under the Offer and not withdrawn as soon as possible, but in any event not later than 10 days from the Expiry Date, and will pay for the Goldcorp Shares taken up as soon as possible, but in any event not later than the earlier of three business days after taking up these Goldcorp Shares and 10 days after the Expiry Date. In accordance with applicable law, Glamis will promptly take up and pay for Goldcorp Shares deposited under the Offer after the date on which it first takes up Goldcorp Shares deposited under the Offer, but in any event not later than 10 days after the deposit of such Goldcorp Shares. See Section 3 of the Offer to Purchase contained in the Offer and Circular, “Payment for Deposited Goldcorp Shares”.

9.	Right to Withdraw Deposited Goldcorp Shares
      Goldcorp Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Law) (i) at any time when the Goldcorp Shares have not been taken up; (ii) at any time before the expiration of 10 business days from the date of a notice of change or variation in respect of the Offer; (iii) if Glamis has not paid for the Shareholder’s Goldcorp Shares within three business days after having taken them up; or (iv) at any time after March 8, 2005 provided that the Goldcorp Shares have not been accepted for payment by Glamis before the receipt by the Depositary of the notice of withdrawal in respect of such Goldcorp Shares.
      See Section 8 of the Offer to Purchase contained in the Offer and Circular, “Right to Withdraw Deposited Goldcorp Shares”, for additional detail regarding withdrawal of deposited Goldcorp Shares.

10.	Amendment of the Original Offer
      The Offer and Circular, the Original Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are amended to reflect the variation and extension contemplated by, and the information contained in, this Notice of Variation.

11.	Directors’ Approval
      The contents of this Notice of Variation have been validly approved, and the sending thereof to the Shareholders has been duly authorized, by the board of directors of Glamis.

12.	Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights that they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE OF GLAMIS
      The contents of the Offer and Circular and this Notice of Variation have been approved by, and the sending thereof to the Shareholders has been authorized by, the Board of Directors of Glamis. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.
Dated: February 7, 2005.

(Signed) C. Kevin McArthur	(Signed) Cheryl S. Maher
President and Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(Signed) A. Dan Rovig	(Signed) Kenneth F. Williamson
Director	Director

ANNEX A
REVISED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
GLAMIS GOLD LTD.
COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
The Board of Directors
Glamis Gold Ltd.
      We have read the accompanying unaudited pro forma consolidated balance sheet of Glamis Gold Ltd. (the “Company”) as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned “Glamis Gold Ltd.” to the unaudited financial statements of the Company as at September 30, 2004 and for the nine months then ended, and the audited financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned “Goldcorp Inc.” to the unaudited financial statements of Goldcorp Inc. as at September 30, 2004 and for the nine months then ended, and the audited financial statements of Goldcorp Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a) The basis for determination of the pro forma adjustments; and

(b) Whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

(a) described to us the basis for determination of the pro forma adjustments; and

(b) stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Glamis Gold Ltd.” and “Goldcorp Inc.” as at September 30, 2004 and for the nine months then ended, and for the year ended December 31, 2003, and found the amounts in the column captioned “Pro forma consolidated” to be arithmetically correct.
      A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
Vancouver, Canada

(Signed) KPMG LLP
February 7, 2005

Chartered Accountants
      COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES REPORTING STANDARDS
      The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.
Vancouver, Canada

(Signed) KPMG LLP
February 7, 2005

Chartered Accountants

GLAMIS GOLD LTD.
PRO FORMA CONSOLIDATED BALANCE SHEET

					Pro Forma
					Consolidated
	Glamis Gold Ltd.	Goldcorp Inc.			Glamis Gold Ltd.
	September 30,	September 30,	Pro Forma		September 30,
	2004	2004	Adjustments		2004

			(Note 3)
	(Unaudited)
	(Expressed in millions of United States dollars)
ASSETS

Cash and cash equivalents	$22.4	$315.6	$70.1	(a)	$348.1
			(60.0	) (c)
Gold bullion	—	26.2	43.9	(b)	70.1
Marketable securities	—	23.7	10.6	(b)	—
			(34.3	) (e)
Inventory	22.6	15.2	—		37.8
Other current assets	9.2	19.9	—		29.1

	54.2	400.6	30.3		485.1
Mineral property, plant and equipment	498.2	240.7	1,146.0	(b)	1,884.9
Goodwill	—	—	1,633.6	(b)	1,633.6
Other assets	19.4	7.6	34.3	(e)	61.3

	$571.8	$648.9	$2,844.2		$4,064.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities	$26.8	$22.2	$—		$49.0
Site closure and reclamation costs	6.9	22.3	—		29.2
Future income taxes	85.2	64.3	424.0	(b)	573.5

	118.9	108.8	424.0		651.7
Shareholders’ equity:
Share capital (note 4)	471.1	379.2	70.1	(a)	3,372.4
			(449.3	) (b)
			2,901.3	(b)
Contributed surplus	16.8	5.6	(5.6	)(b)	75.8
			59.0	(d)
Cumulative translation adjustment	—	81.2	(81.2	) (b)	—
Retained earnings (deficit)	(35.0)	74.1	(74.1	) (b)	(35.0)

	452.9	540.1	2,420.2		3,413.2

	$571.8	$648.9	$2,844.2		$4,064.9

See accompanying notes to pro forma consolidated financial statements.

GLAMIS GOLD LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

					Pro Forma
					Consolidated
	Glamis Gold Ltd.	Goldcorp Inc.			Glamis Gold Ltd.
	Nine-Month	Nine-Month			Nine-Month
	Period Ended	Period Ended	Pro Forma		Period Ended
	September 30, 2004	September 30, 2004	Adjustments		September 30, 2004

			(Note 3)
	(Unaudited)
	(Expressed in millions of United States dollars, except per share amounts)
Revenue	$61.3	$139.1	$—		$200.4
Costs and expenses:
Cost of sales	29.8	50.1	—		79.9
Depreciation and depletion	12.9	12.8	55.9	(f)	81.6
Exploration	2.6	4.0	—		6.6
General and administrative	5.5	8.9	—		14.4
Other operating expenses	0.7	—	—		0.7

	51.5	75.8	55.9		183.2

Earnings from operations	9.8	63.3	(55.9)		17.2
Interest and other income (expense)	8.5	(0.5)	—		8.0

Earnings before income taxes	18.3	62.8	(55.9)		25.2
Provision for income taxes:
Current	1.2	26.4	—		27.6
Future	2.3	—	(20.7	) (f)	(18.4)

	3.5	26.4	(20.7)		9.2

Net earnings	$14.8	$36.4	$(35.2)		$16.0

Basic earnings per share (note 5)	$0.11	$0.19	—		$0.05

Weighted average common shares outstanding (millions of shares)	130.5	189.6	—		310.9

See accompanying notes to pro forma consolidated financial statements.

GLAMIS GOLD LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

					Pro Forma
	Glamis Gold Ltd.				Consolidated
	Year Ended	Goldcorp Inc.			Glamis Gold Ltd.
	December 31,	Year Ended			Year Ended
	2003	December 31,	Pro Forma		December 31,
	(restated)	2003	Adjustments		2003

	(Note 2)		(Note 3)
	(Unaudited)
	(Expressed in millions of United States dollars,
	except per share amounts)
Revenue	$84.0	$262.6	$—		$346.6
Costs and expenses:
Cost of sales	41.6	88.5	(0.5	)(g)	129.6
Depreciation and depletion	17.7	24.1	120.7	(f)	162.5
Exploration	5.6	3.0	—		8.6
General and administrative	5.9	12.2	(1.8	)(g)	16.3
Other operating expenses	0.4	—	—		0.4

	71.2	127.8	118.4		317.4

Earnings from operations	12.8	134.8	(118.4)		29.2
Interest and other income	4.4	18.0	—		22.4

Earnings before income taxes	17.2	152.8	(118.4)		51.6
Provision for income taxes:
Current	0.2	54.0	—		54.2
Future	(1.2)	—	(44.6	) (f)	(45.8)

	(1.0)	54.0	(44.6)		8.4

Net earnings	$18.2	$98.8	$(73.8)		$43.2

Basic earnings per share (note 5)	$0.14	$0.54	—		$0.14

Weighted average common shares outstanding (millions of shares)	128.1	183.6	—		308.5

See accompanying notes to pro forma consolidated financial statements.

GLAMIS GOLD LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in millions of United States dollars, except per share amounts)
Nine-month period ended September 30, 2004
1.     Description of Offer to Purchase Goldcorp Inc.:
      On December 16, 2004, Glamis Gold Ltd. (“Glamis” or the “Company”) announced a proposed business combination with Goldcorp Inc. (“Goldcorp”), whereby Glamis offered to acquire all of the issued and outstanding common shares of Goldcorp in exchange for common shares of Glamis, at an exchange ratio of 0.89 of a Glamis common share for each common share of Goldcorp. Glamis filed an offering circular dated January 7, 2005 in connection with the offer announced December 16, 2004. On February 7, 2005, Glamis announced an amendment to their offer for Goldcorp, whereby Glamis offers 0.92 of a Glamis common share for each common share of Goldcorp. The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in a Notice of Variation and Extension dated February 7, 2005, issued by the Board of Directors of Glamis in connection with this proposed business combination, including the proposed offering of Glamis common shares thereunder.
      Assuming all in-the-money options to purchase Goldcorp shares at December 22, 2004 are exercised and assuming all Goldcorp shares are exchanged in this offer, Glamis will issue approximately 180.4 million Glamis common shares in exchange for approximately 196.1 million Goldcorp common shares issued and outstanding. Immediately following the exchange, approximately 42% of Glamis’ outstanding common shares would be held by current Glamis shareholders and approximately 58% of the shares would be held by current Goldcorp shareholders. For the purposes of purchase accounting, Glamis is considered to be the acquirer because Glamis initiated the take-over bid, the relative share ownership of the two groups of shareholders is similar, there will be no significant non-controlling interests in the combined entity by former Goldcorp shareholders, it is expected that Glamis’ board of directors and management will retain their positions in the combined entity and Glamis’ corporate office will continue to be the headquarters of the combined entity. As a result, the pro forma financial statements reflect Goldcorp’s assets and liabilities at their estimated fair values as of the date of the announcement of the proposed acquisition.
      The value assigned in these pro forma financial statements to the Glamis common shares to be issued is based upon a Glamis common share price of $16.08, representing the average closing common share price of Glamis on the New York and Toronto stock exchanges for the five trading days before February 7, 2005, being the date of the public announcement of Glamis’ increased bid for Goldcorp.
      As a consequence of the nature of this transaction, there may be, and likely will be, actions and other events or changes initiated by Goldcorp that will significantly change the purchase price allocations. For example, the fair value of mineral property, plant and equipment in these pro forma financial statements has been estimated using a preliminary analysis of the discounted future cash flows based on proven and probable mineral reserves at December 31, 2003, adjusted for production to September 30, 2004, plus an estimate of the fair value of other mineral resources. In addition, the fair value of gold bullion in these pro forma financial statements is based on ounces held at September 30, 2004 and the fair value of marketable securities in these pro forma financial statements is based on shares held at September 30, 2004. The excess of the purchase price over the fair value of the net assets is shown as goodwill. Changes to reserves, resources, gold bullion held and marketable securities held, in addition to changes to other assets and liabilities, will result in changes to the fair values of the assets and liabilities and accordingly, will impact the amount of goodwill. In addition, the purchase price in these pro forma financial statements has been determined based on recent share prices of the Company. For purposes of Glamis’ actual accounting for this transaction, these prices will be updated to the time sufficient shares have been tendered to make Glamis’ offer binding and the proposed transaction is approved. The Company has also prepared these pro forma financial statements and the allocation of the purchase price set out herein solely based upon publicly available information on Goldcorp. Additional information may exist that is not publicly available that could have an impact on these pro forma financial statements and such purchase price allocation. The final calculation and related allocation of the purchase price, and the fair values of Goldcorp’s assets and liabilities, is subject to completion of definitive appraisals which would be carried out following completion of the acquisition. It is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

GLAMIS GOLD LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Completion of the proposed transaction requires approval by shareholders of Glamis of the removal of a restriction on the number of common shares that Glamis may issue and approval of certain regulatory authorities. In addition, a condition of the offer is that Goldcorp shareholders do not approve the issuance of common shares of Goldcorp pursuant to a proposed share exchange take-over bid made by Goldcorp for the common shares of Wheaton River Minerals Ltd. (“Wheaton River”).

2.	Basis of Presentation:
      These pro forma consolidated financial statements have been prepared by management of Glamis, in accordance with Canadian generally accepted accounting principles (“GAAP”) to give effect to the proposed business combination between Glamis and Goldcorp. For accounting purposes, the proposed transaction has been accounted for as an acquisition of Goldcorp by Glamis. The pro forma consolidated financial statements have been prepared using the purchase method whereby the net assets of Goldcorp have been recorded at their fair values. Refer to note 6 for a discussion of significant differences between Canadian GAAP and U.S. GAAP, as it pertains to these pro forma consolidated financial statements.
      These pro forma consolidated financial statements include:

(a) a pro forma consolidated balance sheet prepared from the unaudited consolidated balance sheet of each of Glamis and Goldcorp as at September 30, 2004, which gives pro forma effect to the acquisition of Goldcorp and the assumptions described in note 3, as if these transactions occurred on September 30, 2004;

(b) a pro forma consolidated statement of operations for the nine-month period ended September 30, 2004, prepared from the unaudited interim consolidated statement of operations of each of Glamis and Goldcorp for the nine-month period ended September 30, 2004, which gives pro forma effect to the acquisition of Goldcorp and the assumptions described in note 3, as if these transactions occurred on January 1, 2003; and

(c) a pro forma consolidated statement of operations for the year ended December 31, 2003, prepared from the consolidated statement of operations of each of Glamis and Goldcorp for the year ended December 31, 2003, which gives pro forma effect to the acquisition of Goldcorp and the assumptions described in note 3, as if these transactions occurred on January 1, 2003.
      The Glamis and Goldcorp financial statements referred to above have been prepared in accordance with Canadian GAAP. The statement of operations of Glamis for the year ended December 31, 2003 has been restated to reflect the effect of the retroactive change in the method of accounting for asset retirement obligations which Glamis adopted effective January 1, 2004. Goldcorp’s information has been compiled from publicly available information.
      It is management’s opinion that these pro forma financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with Canadian GAAP applied on a basis consistent with Glamis’ accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction. The pro forma statements of operations do not reflect non-recurring charges or credits directly attributable to the transaction, of which none are currently anticipated.
      These pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Glamis which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the future operating results of Glamis as a result of the transaction.
      The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of each of Glamis and Goldcorp for each of the nine-month periods ended September 30, 2004 and the year ended December 31, 2003.

GLAMIS GOLD LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.     Pro Forma Assumptions:
      The pro forma consolidated balance sheet gives effect to the following transactions as if they had occurred on September 30, 2004:

(a) the issuance of 6,163,339 common shares of Goldcorp on exercise of in-the-money options to purchase shares of Goldcorp for proceeds of $70.1 million;

(b) the issuance of 180,434,694 common shares of Glamis to the shareholders of Goldcorp at a price of $16.08 per common share, in exchange for their common shares of Goldcorp;

(c) the payment of $25.0 million for estimated transaction costs and the $35.0 million termination fee to be paid by Goldcorp to Wheaton River under the terms of Goldcorp’s take-over bid for Wheaton River;

(d) an accrual for the $59.0 million value of Glamis common shares expected to be issued to Goldcorp warrant holders on exercise of their Goldcorp share purchase warrants, at the same exchange ratio as offered to Goldcorp shareholders, in excess of the cash proceeds to be received by Goldcorp on exercise of those warrants; and

(e) the reclassification of marketable securities from current assets to other assets, to be consistent with the presentation adopted by Glamis for its available-for-sale securities.

A summary of the proposed allocation of the consideration given to the net assets of Goldcorp, including the additional future income taxes resulting from differences between the fair value and tax value of assets and liabilities, is as follows:

Fair value of net assets to be acquired:

Cash and cash equivalents	$385.7
Gold bullion	70.1
Marketable securities	34.3
Other current assets	35.1
Mineral property, plant and equipment (including value assigned to mineral reserves and mineral resources)	1,386.7
Other non-current assets (excluding marketable securities)	7.6
Goodwill	1,633.6

3,553.1
Accounts payable and accrued liabilities	(22.2)
Reserve for site closure and reclamation	(22.3)
Future income taxes	(488.3)

$3,020.3

Consideration given:
Issuance of 180,434,694 common shares of Glamis	$2,901.3
Excess of Glamis common shares to be issued over exercise price of Goldcorp warrants	59.0
Estimated transaction costs	60.0

$3,020.3

GLAMIS GOLD LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pro forma consolidated statements of operations for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003, give pro forma effect to the following assumptions as if the transactions described in (a) through (e) above had occurred on January 1, 2003:

(f) the increase in depreciation and depletion expense to reflect amortization of the excess of the fair value of proven and probable mineral reserves allocated to mineral property, plant and equipment over Goldcorp’s book value of the related mineral property, plant and equipment based on actual production for the period, offset by the related future income tax recovery; and

(g) an adjustment to eliminate Goldcorp’s stock-based compensation expense for the year ended December 31, 2003, to be consistent with the accounting policy of Glamis for stock-based compensation for the year ended December 31, 2003.

4.	Share Capital:
      (a) Common shares:

After giving effect to the pro forma assumptions in note 3, the issued and fully paid share capital of Glamis would be as follows:

	Number of
	Shares	Amount

Balance, September 30, 2004	130,694,678	$471.1
Acquisition of Goldcorp by way of the issuance of common shares (note 3(b))	180,434,694	2,901.3

Pro forma balance, September 30, 2004	311,129,372	$3,372.4

(b)	Share purchase options and warrants:

Reference should be made to the notes to the consolidated financial statements referred to above for each of Glamis and Goldcorp for commitments to issue common shares pursuant to share purchase options and warrants. The proposed transaction provides that on completion, all outstanding share purchases options and warrants of Goldcorp will continue under their current terms and conditions, although on exercise, the option and warrant holders will receive common shares of Glamis at the same exchange ratio as offered to Goldcorp shareholders.

5.	Earnings Per Share:
      The calculation of pro forma basic earnings per share in the pro forma consolidated statements of operations for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003, is based on the weighted average number of common shares of Glamis actually outstanding for the nine-month period ended September 30, 2004 and for the year ended December 31, 2003, plus the 180,434,694 shares of Glamis to be issued to acquire the outstanding shares of Goldcorp, as if the transactions described in note 3 occurred on January 1, 2003.
6.                Differences Between Canadian and U.S. Generally Accepted Accounting Principles:
      If these pro forma consolidated financial statements had been compiled using U.S. GAAP, the only significant differences from Canadian GAAP relate to the application of the changes in the method of accounting for asset retirement obligations and income taxes.
      Under U.S. GAAP, the cumulative effect of the change in the method of accounting for asset retirement obligations is recorded in the period of the change (2003), as opposed to retroactive application with restatement as required under Canadian GAAP. As a result, pro forma earnings and earnings per share for the year ended December 31, 2003 would

GLAMIS GOLD LTD.
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
increase by a total of $1.8 million and $0.01 per share, to $45.0 million or $0.15 per share, if the pro forma consolidated financial statements were prepared in accordance with U.S. GAAP. This difference would have no impact on the pro forma balance sheet as at September 30, 2004 or the pro forma statement of operations for the nine months ended September 30, 2004.
      In addition, a difference in the method of adopting the asset and liability method of accounting for income taxes in Glamis between Canadian GAAP and U.S. GAAP results in mineral property, plant and equipment being increased by $2.1 million from that reported for Canadian GAAP purposes in the pro forma consolidated balance sheet as at September 30, 2004, with an offsetting decrease to deficit. The impact of this difference on the pro forma consolidated statements of operations for the nine months ended September 30, 2004 and the year ended December 31, 2003 if presented in accordance with U.S. GAAP, would be to reduce net earnings by $0.4 million and $0.5 million respectively, and earnings per share by $0.00 and $0.00 respectively.

The Depositary for the Offer is:
COMPUTERSHARE INVESTOR SERVICES INC.
Toronto

By Mail P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attn: Corporate Actions	By Hand or by Courier 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Toll Free: 1-800-564-6253
E-Mail:
service@computershare.com
Vancouver
By Hand, by Registered Mail or by Courier
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
V6C 3B9
The Information Agent for the Offer is:
GEORGESON SHAREHOLDER COMMUNICATIONS CANADA, INC.
66 Wellington Street West
TD Tower, Suite 5210
Toronto Dominion Centre
Toronto, Ontario
M5K 1J3
North American Toll Free Number: 1-877-288-7946
U.S. Bank and Brokers Call Collect: 212-440-9800
Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.